AMENDMENT

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TRANSFER AGENCY SERVICES AGREEMENT

This AMENDMENT (this “Amendment”) amends as of the 1st day of July, 2012 (the “Effective Date”), the Transfer Agency Services Agreement, dated as of April 1, 2000 and amended from time to time, between Aston Funds (formerly, ABN AMRO Funds) (the “Fund”) and BNY Mellon Investment Servicing (US) Inc. (formerly, PNC Global Investment Servicing (U.S.) Inc. and prior, PFPC Inc.) (“BNY Mellon”) (as amended, the “Agreement”).

For valuable consideration the receipt and sufficiency of which the parties hereto hereby acknowledge, the Fund and BNY Mellon hereby agree that, as of the Effective Date, the Agreement shall (without any further action by either of the parties hereto) be amended as follows:

1.	The language in Section 16 is hereby deleted in its entirety and replaced with the following:

“(a)	This Agreement shall be effective on the date first written above and unless terminated pursuant to its terms shall remain in effect through June 30, 2013 (the “Initial Term”).

(b)

Upon the expiration of the Initial Term, this Agreement shall automatically renew for two (2) successive terms of one (1) year each (each, a “Renewal Term”) unless the Fund or BNY Mellon provides written notice to the other of its intent not to renew. Such notice must be received not less than ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term.

(c)	Upon the expiration of the Renewal Terms, this Agreement shall continue in full force and effect unless terminated by either party pursuant to 120 days’ written notice to the non-terminating party.

(d)

In the event of termination, except termination by the Fund pursuant to subsection (e) herein which is addressed below, all expenses associated with movement of records and materials and conversion thereof to a successor transfer agent will be borne by the Fund and paid to BNY Mellon prior to any such conversion. In the event of termination by the Fund pursuant to subsection (e) herein, BNY Mellon will waive all of its charges and be responsible for all of its expenses associated with movement of records and materials and conversion thereof to a successor transfer agent.

(e)

If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”), the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material breach shall not have been remedied within thirty (30) days after such written notice is given, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days’ written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.”

2. This Amendment contains the entire understanding between the parties with respect to the services contemplated hereby. Except as expressly set forth herein, the Agreement shall remain unaffected hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, as of the day and year first above written.

ASTON FUNDS		BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Gerald F. Dillenburg	By:	/s/ Michael DeNofrio
Name:	Gerald F. Dillenburg	Name:	Michael DeNofrio
Title:	Senior Vice President and Chief Operating Officer	Title:	Managing Director

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